FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

June 11, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 11, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer appoints Augusto Baertl to the Board of Directors and grants stock options to Mr. Baertl.

Item 5.	Full Description of Material Change

The Issuer reports  the appointment of Mr. Augusto Baertl to the Board of Directors.

Mr. Baertl is a Peruvian mining engineer who has held a number of senior positions with Peruvian and international mining companies. He served as Mine Manager, President and Chief Executive Officer of Compañía Minera Milpo, one of Peru's largest mining companies, from 1967 to 1996.  From 1997 to 2002, Mr. Baertl served as President and Executive Chairman of Compañía Minera Antamina and oversaw the exploration, feasibility studies and development of the project. He is a member of the American Institute of Mining Metallurgical and Petroleum Engineers (AIME), the Instituto de Ingenieros de Minas del Perú and the Colegio de Ingenieros del Perú- Capítulo de Minas and, was also the President of the Peruvian mining society, Sociedad de Minera, Petroleo y Energia.  Mr. Baertl graduated from Universidad Nacional de Ingeniería in 1965 and also participated in the Senior Management Program at Harvard Business School and in the CEO Management Program at Northwestern University.

Mr. Baertl fills the vacancy created by the resignation of Mr. Jeffrey A. Pontius on February 12, 2009. The Issuer wishes to take this opportunity to thank Mr. Pontius for his contribution and expertise while on the Board.

Stock Options

Further to the above appointment, the Issuer has granted Mr. Baertl 250,000 stock options at an exercise price of $0.60 exercisable for a period of two years expiring on June 10, 2011.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604638-5817

Item 9.	Date of Report

June 12, 2009